FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from December 21, 2002 to February 5, 2003

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:

/s/ Bradley J. Blacketor

Name:

Bradley J. Blacketor

Title:

Chief Financial Officer

Dated:  February 5, 2003

The following attached documents are filed under this Form 6-K:

EXHIBIT A:

Press Release #03-01 dated February 5, 2003

EXHIBIT B:

Material Change Report dated February 5, 2003

EXHIBIT A

Press Release No. 03-01

METALLICA RESOURCES ANNOUNCES AGREEMENT TO ACQUIRE GLAMIS’ INTEREST IN THE CERRO SAN PEDRO, MEXICO PROJECT

Toronto , Ontario, February 5, 2003 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) announces that it has entered into a purchase agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold and silver heap leach project located in central Mexico.  Upon closing of the transaction, scheduled for February 12, 2003, Metallica will own 100 percent of the Cerro San Pedro Project.  Metallica currently owns 50 percent of the project.

All dollar amounts are in US dollars.

The Cerro San Pedro project is located approximately 20 kilometers from the city of San Luis Potosi and enjoys superb infrastructure and services.  It has been the subject of three feasibility studies over the past five years with the most recent, utilizing a run-of–mine scenario, completed by Glamis in 2000.  The project has received all federal, state and municipal permits necessary to commence construction, subject to compliance with certain items contained within the permits.

Glamis’ 2000 feasibility study estimated the mineral resource at Cerro San Pedro to be the following:

0.3 g/t gold cutoff grade:
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Ounces (millions)	Silver Ounces (millions)	Eq’ Gold Ounces (millions)
Measured	114	0.59	20.18	2.2	74	3.3
Indicated	34	0.49	12.55	0.5	14	0.7
Total Meas & Ind	148	0.57	18.43	2.7	88	4.0
Inferred	12	0.48	9.07	0.2	3	0.2

0.4 g/t gold cutoff grade:
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Ounces (millions)	Silver Ounces (millions)	Eq’ Gold Ounces (millions)
Measured	79	0.69	23.13	1.8	59	2.6
Indicated	19	0.61	14.84	0.4	9	0.5
Total Meas & Ind	98	0.67	21.53	2.2	68	3.1
Inferred	7	0.57	10.18	0.1	2	0.1

Note:  The equivalent gold ounces were arrived at using a gold to silver ratio of 70:1.

Based on the above mineral resource and gold and silver prices of $275 and $5.00 per ounce, respectively, Glamis’ feasibility study estimated a mineable reserve of 49.2 million tonnes grading 0.57 grams of gold and 23.0 grams of silver per tonne at a waste-to-ore ratio of 1.45 to 1.  This equates to approximately 900,000 ounces of gold and 36 million ounces of silver, or 1.4 million ounces of gold equivalent ounces at a gold to silver ratio of 70:1.

Using all of the same parameters contained in Glamis’ feasibility study, except gold and silver prices of  $325 and $4.62 per ounce and higher operating costs to reflect the anticipated use of a contract mining company, Metallica has estimated a mineable reserve of 61.1 million tonnes grading 0.59 grams per tonne of gold and 24.0 grams per tonne of silver at a waste-to-ore ratio of 1.21 to 1.  This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using metal prices of $325 per ounce gold and $4.62 per ounce silver.

At gold and silver prices of $350 and  $5.00 per ounce, a floating cone mineable reserve increases to 1.3 million ounces of gold and 54 million ounces of silver or 2.1 million ounces of equivalent gold ounces at a gold to silver ratio of 70 to 1.

William L. Rose, P.E. of WLR Consulting, Inc estimated Metallica’s mineable reserve.  Mr. Rose is a qualified person as defined by National Instrument 43-101.

The basic terms of the purchase agreement are as follows:

$2 million in cash on closing

$5 million in cash within six months of closing

$6 million in cash or Metallica common shares, at Metallica’s election and subject to certain conditions, within 12 months of closing

$2.5 million in cash at the commencement of commercial production

$2.5 million in cash within 12 months of commencement of commercial production

Commercial production is defined to have commenced when 10,000 ounces of doré has been delivered to the refinery.

In the event that Metallica fails to make the $5 million payment, due within six months of closing, it will return the 50 percent interest to Glamis along with an additional one percent, and the parties will enter into a new joint operating agreement.  This new operating agreement would be substantially the same as the current agreement.  Glamis would also retain the $2 million paid by Metallica on closing.

In addition, Glamis will be paid a Net Smelter Return royalty under the following terms:

Gold Price Per Ounce

Percentage of Net Returns

$325.00 - $349.99

0.5%

$350.00 - $374.99

1.0%

$375.00 - $399.99

1.5%

$400.00 or above

2.0%

The purchase agreement is binding on Metallica and Glamis, subject to the satisfactory completion of due diligence by Metallica and the approval of each company’s Board of Directors.

Ritch Hall, President and CEO of Metallica, stated: "Metallica is delighted to once again have control of the Cerro San Pedro deposit and appreciates Glamis’ cooperation in resolving the ownership issues that have surrounded the project for the past several years.  Under the leadership and experience of Fred Lightner, Metallica’s Senior Vice President and Chief Operating Officer, Metallica looks forward to developing the Cerro San Pedro project for the benefit of all its stakeholders.”

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile.  Based on a previously reported resource estimate, completed in September 2002 by Noranda Inc, the La Fortuna area of the El Morro project contains 465 million tonnes grading 0.61 percent copper and 0.50 grams of gold per tonne at a 0.4 percent copper cutoff grade.  This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.  Both the La Fortuna area and the namesake El Morro area have excellent potential for additional resources.  Noranda Inc is currently earning a 70 percent interest in the El Morro project.

With the additional reserves and resources from Cerro San Pedro, and 30 percent of the known El Morro resources, Metallica’s gold and gold equivalent resources are currently estimated at 6.4 million ounces and its mineable reserves are estimated at 1.8 million ounces of gold equivalent at metal prices of  $325 per ounce gold and $4.62 per ounce silver.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas.  It is well funded and currently has 32.4 million common shares outstanding.  Please visit Metallica's website at www.metal-res.com.

CONTACT:  Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION.  THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

EXHIBIT B

Material Change Report

METALLICA RESOURCES INC.

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.

Reporting Issuer:

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 2.

Date of Material Change

February 5, 2003

Item 3.

Press Release

The press release attached as Attachment “A” was released over Business Wire in the United States and CNN Matthews in Canada on February 5, 2003 pursuant to section 75(1) of the Act.

Item 4.

Summary of Material Change

Metallica Resources Inc. announces that it has entered into an agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold and silver project in Mexico.  The transaction is scheduled to close on February 12, 2003, subject to satisfactory completion of due diligence by Metallica and the approval of each company’s Board of Directors.  Upon closing of the transaction, Metallica will own 100 percent of the Cerro San Pedro project.  The purchase price is US$18 million, payable as follows:  US$2 million at closing, US$5 million within six months of closing, US$6 million in cash or Metallica shares, at Metallica’s option, within 12 months of closing, US$2.5 million upon commencement of commercial production and US$2.5 million within 12 months of commencement of commercial production.

 Item 5.

Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.

Reliance on Section 75(3) of the Act

not applicable

Item 7.

Omitted Information

not applicable

Item 8.

Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall

Metallica Resources Inc.

c/o Metallica Management Inc.

3979 East Arapahoe Road, Suite 100

Littleton, Colorado 80122

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on February 5, 2003.

“Richard J. Hall”

            Richard J. Hall, President & CEO

ATTACHMENT #A

Press Release No. 03-01

METALLICA RESOURCES ANNOUNCES AGREEMENT TO ACQUIRE GLAMIS’ INTEREST IN THE CERRO SAN PEDRO, MEXICO PROJECT

Toronto , Ontario, February 5, 2003 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) announces that it has entered into a purchase agreement to acquire Glamis Gold Ltd.’s 50 percent interest in the Cerro San Pedro gold and silver heap leach project located in central Mexico.  Upon closing of the transaction, scheduled for February 12, 2003, Metallica will own 100 percent of the Cerro San Pedro Project.  Metallica currently owns 50 percent of the project.

All dollar amounts are in US dollars.

The Cerro San Pedro project is located approximately 20 kilometers from the city of San Luis Potosi and enjoys superb infrastructure and services.  It has been the subject of three feasibility studies over the past five years with the most recent, utilizing a run-of–mine scenario, completed by Glamis in 2000.  The project has received all federal, state and municipal permits necessary to commence construction, subject to compliance with certain items contained within the permits.

Glamis’ 2000 feasibility study estimated the mineral resource at Cerro San Pedro to be the following:

0.3 g/t gold cutoff grade:
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Ounces (millions)	Silver Ounces (millions)	Eq’ Gold Ounces (millions)
Measured	114	0.59	20.18	2.2	74	3.3
Indicated	34	0.49	12.55	0.5	14	0.7
Total Meas & Ind	148	0.57	18.43	2.7	88	4.0
Inferred	12	0.48	9.07	0.2	3	0.2

0.4 g/t gold cutoff grade:
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Ounces (millions)	Silver Ounces (millions)	Eq’ Gold Ounces (millions)
Measured	79	0.69	23.13	1.8	59	2.6
Indicated	19	0.61	14.84	0.4	9	0.5
Total Meas & Ind	98	0.67	21.53	2.2	68	3.1
Inferred	7	0.57	10.18	0.1	2	0.1

Note:  The equivalent gold ounces were arrived at using a gold to silver ratio of 70:1.

Based on the above mineral resource and gold and silver prices of $275 and $5.00 per ounce, respectively, Glamis’ feasibility study estimated a mineable reserve of 49.2 million tonnes grading 0.57 grams of gold and 23.0 grams of silver per tonne at a waste-to-ore ratio of 1.45 to 1.  This equates to approximately 900,000 ounces of gold and 36 million ounces of silver, or 1.4 million ounces of gold equivalent ounces at a gold to silver ratio of 70:1.

Using all of the same parameters contained in Glamis’ feasibility study, except gold and silver prices of  $325 and $4.62 per ounce and higher operating costs to reflect the anticipated use of a contract mining company, Metallica has estimated a mineable reserve of 61.1 million tonnes grading 0.59 grams per tonne of gold and 24.0 grams per tonne of silver at a waste-to-ore ratio of 1.21 to 1.  This equates to approximately 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using metal prices of $325 per ounce gold and $4.62 per ounce silver.

At gold and silver prices of $350 and  $5.00 per ounce, a floating cone mineable reserve increases to 1.3 million ounces of gold and 54 million ounces of silver or 2.1 million ounces of equivalent gold ounces at a gold to silver ratio of 70 to 1.

William L. Rose, P.E. of WLR Consulting, Inc estimated Metallica’s mineable reserve.  Mr. Rose is a qualified person as defined by National Instrument 43-101.

The basic terms of the purchase agreement are as follows:

$2 million in cash on closing

$5 million in cash within six months of closing

$6 million in cash or Metallica common shares, at Metallica’s election and subject to certain conditions, within 12 months of closing

$2.5 million in cash at the commencement of commercial production

$2.5 million in cash within 12 months of commencement of commercial production

Commercial production is defined to have commenced when 10,000 ounces of doré has been delivered to the refinery.

In the event that Metallica fails to make the $5 million payment, due within six months of closing, it will return the 50 percent interest to Glamis along with an additional one percent, and the parties will enter into a new joint operating agreement.  This new operating agreement would be substantially the same as the current agreement.  Glamis would also retain the $2 million paid by Metallica on closing.

In addition, Glamis will be paid a Net Smelter Return royalty under the following terms:

Gold Price Per Ounce

Percentage of Net Returns

$325.00 - $349.99

0.5%

$350.00 - $374.99

1.0%

$375.00 - $399.99

1.5%

$400.00 or above

2.0%

The purchase agreement is binding on Metallica and Glamis, subject to the satisfactory completion of due diligence by Metallica and the approval of each company’s Board of Directors.

Ritch Hall, President and CEO of Metallica, stated: "Metallica is delighted to once again have control of the Cerro San Pedro deposit and appreciates Glamis’ cooperation in resolving the ownership issues that have surrounded the project for the past several years.  Under the leadership and experience of Fred Lightner, Metallica’s Senior Vice President and Chief Operating Officer, Metallica looks forward to developing the Cerro San Pedro project for the benefit of all its stakeholders.”

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile.  Based on a previously reported resource estimate, completed in September 2002 by Noranda Inc, the La Fortuna area of the El Morro project contains 465 million tonnes grading 0.61 percent copper and 0.50 grams of gold per tonne at a 0.4 percent copper cutoff grade.  This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.  Both the La Fortuna area and the namesake El Morro area have excellent potential for additional resources.  Noranda Inc is currently earning a 70 percent interest in the El Morro project.

With the additional reserves and resources from Cerro San Pedro, and 30 percent of the known El Morro resources, Metallica’s gold and gold equivalent resources are currently estimated at 6.4 million ounces and its mineable reserves are estimated at 1.8 million ounces of gold equivalent at metal prices of  $325 per ounce gold and $4.62 per ounce silver.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas.  It is well funded and currently has 32.4 million common shares outstanding.  Please visit Metallica's website at www.metal-res.com.

CONTACT:  Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION.  THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.